SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI RECEIVES GSA CONTRACT AWARD AND “FIPS” CERTIFICATION FOR
HOMELAND SECURITY PRODUCTS

Independent Laboratory Tests Show OTI Technology Meets Federal Requirements
GSA Award Permits U.S. Government Agencies to Purchase SmartID Products

Fort Lee, NJ, January 24, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced that its subsidiary OTI America Inc., has been awarded a U.S. General Services Administration (GSA) Federal Supply Schedule Contract for OTI’s SmartID suite of products for homeland security. These products have also been certified as meeting the Federal Information Processing Standards (“FIPS”) mandated for Federal government homeland security programs.

OTI’s SmartID offers a secure and flexible platform to carry and verify credentials as ID, e-Passport and national card programs. The SmartID can be utilized for access control to highly sensitive areas, serve as a registered traveler program, and more. The GSA contract enables U.S. Federal agencies, as well as state and local government agencies to purchase OTI’s products and related services quickly and easily. Agencies can also purchase the solutions directly from the GSA Advantage! Website (http://www.gsaadvantage.gov/). OTI’s GSA contract number is GS-07F-5909P.

In addition, OTI’s HERCULES Operating System has successfully passed the FIPS certification process that requires vendors to submit their technologies to one of several independent U.S. laboratories that have been officially approved by the National Institute of Standards and Technology (NIST) for a series of tests. OTI received notification that its contactless smart card solution for homeland security and related government security needs has passed the required tests for FIPS certification and has been validated as conforming to the Triple Data Encryption Algorithm (TDEA, a.k.a. “Triple DES”), as specified in Federal Information Processing Standard Publication 46-3, Data Encryption Standard (DES).

The FIPS Publication Series of the NIST is the official series of publications relating to standards and guidelines adopted and promulgated under the provisions of Section 5131 of the Information Technology Management Reform Act of 1996 (Public Law 104-106), and the Computer Security Act of 1987 (Public Law 100-235). These mandates have given the Secretary of Commerce and the NIST important responsibilities for improving the utilization and management of computer and related telecommunications systems in the Federal government. The NIST, through its Information Technology Laboratory, provides leadership, technical guidance, and coordination of government efforts in the development of standards and guidelines in these areas.

Oded Bashan, President and CEO, OTI, commented, “Receiving the GSA contract award and successfully passing the FIPS requirements allows OTI’s government clients to easily access and purchase our products with the FIPS assurance of our products’ security.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 24th, 2005